Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of ordinary shares, par value US$0.0001 per share, of Legend Biotech Corporation (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 16, 2021

AquaPoint L.P.
By: GenScript Corporation, its general partner

By:	/s/ Ye Wang
Name:	Ye Wang
Title:	Director

GenScript Corporation

By:	/s/ Ye Wang
Name:	Ye Wang
Title:	Director